Exhibit 12.1

	YTD 3/31/18	YTD 3/31/17	Fiscal Year Ended December 31,
($ in thousands)			2017	2016	2015	2014	2013	2012	2011	2010
Net Income (loss)	$5,701	$12,282	$(9,551)	$49,868	$41,469	$62,856	$61,690	$34,757	$(38,338)	$84,871
Income Tax Expense (benefit)	(1,253)	(3,002)	(499)	(2,250)	(8,723)	8,338	1,019	(5,856)	2,806	8,866
Fixed Charges	$5,158	$2,764	$18,061	$10,126	$6,068	$1,680	$6,940	$6,088	$7,812	$8,723

Earnings	$9,606	$12,044	$8,011	$57,744	$38,814	$72,874	$69,649	$34,989	$(27,721)	$102,460

Interest Costs	$4,861	$2,467	$16,906	$8,905	$4,913	$822	$6,169	$5,393	$6,476	$7,020
Operating Lease Expense	900	900	3,500	3,700	3,500	2,600	2,335	2,105	4,048	5,160
Portion of rental expense representative of the interest factor (a)	297	297	1,155	1,221	1,155	858	771	695	1,336	1,703

Total Fixed Charges	$5,158	$2,764	$18,061	$10,126	$6,068	$1,680	$6,940	$6,088	$7,812	$8,723

Ratio of Earnings to Fixed Charges	1.9	4.4	0.4	5.7	6.4	43.4	10.0	5.7	(b )	11.7

(a)	One-third of net rent expense is the portion of rental expense deemed representative of the interest factor.
(b)	The ratio of earnings to fixed charges and preferred share dividends was less than 1.0x in fiscal 2011. The deficiency in the ratio of earnings to fixed charges and preferred share dividend was $35.5 million.